Exhibit 4.21

ENGLISH SUMMARY OF THE LEASE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

SHAGRIR (1985) LTD.

AND

POINTER (EDEN TELECOM GROUP) LTD.

Dated January 3, 2005

Term: Premises: Landlord: Tenant: Lease Payments (Monthly): Term Extensions: Termination Provisions: Security:	February 28, 2005 - Febuary 28, 2007 ("Term").

8 Hanefach Street, Holon, Israel,
at Block 6781, Plot 15 (the "Property")

Shagrir (1985) Ltd.

Pointer (Eden Telecom Group) Ltd.

An amount in NIS equal to $10,430.

The Tenant shall have the right to extend the
rental period for an additional twenty-four month
period ("Extended Term"), upon three months
written notice prior to the end of the Term.

The Tenant cannot bring the lease to an end prior
to the conclusion of the Term or the Extended
Term, as the case may be. The Tenant may,
however, sub-let the property, subject to certain
conditions.

Tenant shall obtain a bank guarantee in favor of
the Landlord in the NIS equivalent amount of
$30,000.